
Mail Stop 3233

August 10, 2016

Via E-Mail
Gregg D. Adzema
Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street, Suite 500
Atlanta, GA 30303-1740

>   **Re: Cousins Properties Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 10, 2016**
>   **File No. 001-11312**

Dear Mr. Adzema:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Rental Property Net Operating Income, page 25

1.   With respect to your presentation of NOI, please tell us how you considered Item 10(e)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Note 17. Reportable Segments, page F-26

2.   We note that your reportable segments are classified by property type and geographical area and their performance is evaluated based on NOI which represents rental property revenues less rental property operating expenses. We also note that you have disclosed NOI by property type and geographical area but no rental property revenues. Please tell us how you considered ASC 280-10-50-22 which requires disclosure of revenues for each reportable segment if those amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities